Parent Company	Onfolio Holdings Inc	Delaware
Subsidiaries	Onfolio LLC	Delaware
	Onfolio Crafts LLC	Delaware
	Onfolio Assets LLC	Delaware
	Mighty Deals LLC	Delaware
	Vital Reaction LLC	Delaware